SECURITIES EXCHANGE COMMISSION
                              Washington, DC 20549

                    Under the Securities Exchange Act of 1934
                                (Amendment No.)

                           AMAG Pharmaceuticals, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    00163U106
                                 (CUSIP NUMBER)

                                  May 31, 2009
              Date of Event Which Requires Filing of this Statement

                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

1) Name of Reporting Person: UniCredit S.p.A.

         IRS Identification                      000000000
         No. of Above

2)       Check the Appropriate Box               (a)
         of A Member of  Group
         (See Instructions)                      (b)

3)       SEC Use Only

4)       Citizenship of Place of
         Organization                            Italy

         Number of                               (5)Sole Voting
         Shares                                  Power                   0
         Beneficially Owned                      [See Item 4 below.]
         by Each Reporting
         Person With                             (6)Shared Voting
                                                 Power                   0
                                                 [See Item 4 below.]

                                                 (7)Sole Disposi-
                                                 tive Power              0
                                                 [See Item 4 below.]

                                                 (8)Shared Disposi-
                                                 tive Power              0
                                                 [See Item 4 below.]

9)       Aggregate Amount Beneficially            0
         Owned by Each                           [See Item 4 below.]
         Reporting Person

10) Check if the aggregate Amount in Row (9) Exclude Certain Shares (See Instructions)

11)      Percent of Class Represented
         By Amount in Row 9.                     0%
         [See Item 4 below.]

12)      Type of Reporting
         Person (See Instructions)               HC

1) Name of Reporting Person: Pioneer Global Asset Management S.p.A. (PGAM)

         IRS Identification                      000000000
         No. of Above

2)       Check the Appropriate Box               (a)
         of A Member of  Group
         (See Instructions)                      (b)

3)       SEC Use Only

4)       Citizenship of Place of
         Organization                            Italy

         Number of                               (5)Sole Voting
         Shares                                  Power                   0
         Beneficially Owned                      [See Item 4 below.]
         by Each Reporting
         Person With                             (6)Shared Voting
                                                 Power                852,348
                                                 [See Item 4 below.]

                                                 (7)Sole Disposi-
                                                 tive Power              0
                                                 [See Item 4 below.]

                                                 (8)Shared Disposi-
                                                 tive Power           852,348
                                                 [See Item 4 below.]

9)       Aggregate Amount Beneficially           852,348
         Owned by Each                           [See Item 4 below.]
         Reporting Person

10) Check if the aggregate Amount in Row (9) Exclude Certain Shares (See Instructions)

11)      Percent of Class Represented
         By Amount in Row 9.                     5.0%
         [See Item 4 below.]

12)      Type of Reporting
         Person (See Instructions)               FI

1) Name of Reporting Person: Pioneer Investment Management, Inc. (PIM)

         IRS Identification                      13-1961193
         No. of Above

2)       Check the Appropriate Box               (a)
         of A Member of  Group
         (See Instructions)                      (b)

3)       SEC Use Only

4)       Citizenship of Place of
         Organization                            Delaware

         Number of                               (5)Sole Voting
         Shares                                  Power                   0
         Beneficially Owned                      [See Item 4 below.]
         by Each Reporting
         Person With                             (6)Shared Voting
                                                 Power                 719,371
                                                 [See Item 4 below.]

                                                 (7)Sole Disposi-
                                                 tive Power              0
                                                 [See Item 4 below.]

                                                 (8)Shared Disposi-
                                                 tive Power            719,371
                                                 [See Item 4 below.]

9)       Aggregate Amount Beneficially            719,371
         Owned by Each                           [See Item 4 below.]
         Reporting Person

10) Check if the aggregate Amount in Row (9) Exclude Certain Shares (See Instructions)

11)      Percent of Class Represented
         By Amount in Row 9.                     4.2%
         [See Item 4 below.]

12)      Type of Reporting
         Person (See Instructions)               IA

Item 1(a)         Name of Issuer.

                           AMAG Pharmaceuticals, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  100 Hayden Avenue
                  Lexington, MA 02140
                  United States

Item 2(a)         Name of Person Filing:

                     UniCredit S.p.A.;
                     PGAM; and PIM

Item 2(b)         Address of Principal Business Office:

                       The principal business office for UniCredit S.p.A is:
                       Piazza Cordusio 2
                       20123 Milan, Italy

                       The principal business office for PGAM is:
                       Galleria San Carlo 6
                       Milan, Italy

                       The principal business office for PIM is:
                       60 State Street
                       Boston, MA 02109

Item 2(c)         Citizenship:

    UniCredit S.p.A, and PGAM are organized under the laws of Italy.

    PIM is a corporation organized under the laws of the State of Delaware.

Item 2(d)         Title of Class of Securities:

                  Common Stock

Item 2(e)         Cusip Number:

                  00163U106

Item 3 The person filing this statement pursuant to Rule 13d-1(b) or 13d-2(b) is:

UniCredit S.p.A is a parent holding company or control person in accordance with
Section 240.13d-1(b)(1)(ii)(G).

PGAM is a non-U.S.institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

PIM is an investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

Item 4.  Ownership.

(a) Amount Beneficially Owned: 852,348**

(b) Percent of Class: 5.0%

(c) Number of shares as to which such person has

         (i) sole power to vote or to direct the vote 0

         (ii) shared power to vote or to direct vote 852,348**

         (iii) sole power to dispose or to direct disposition of 0

         (iv) shared power to dispose or to direct disposition 852,348**

**Shares reported on this Schedule 13G (the Shares) are owned by (i) Funds (investment companies registered under the Investment Company Act of 1940 and unregistered entities) advised by PIM and (ii) Funds advised by other advisors (Additional PGAM Subsidiaries) that are direct or indirect wholly-owned subsidiaries of PGAM. PIM and the Additional PGAM Subsidiaries may possess investment and/or voting control over the Shares held by the Funds for which they serve as investment managers or advisers and, therefore, may be deemed to beneficially own such Shares.

PIM, is a direct subsidiary of PGAM and a wholly-owned indirect subsidiary of UniCredit S.p.A. PGAM is a limited liability company and the holding company incorporating all of the UniCredit S.p.A asset management business which are, as of the date of this filing, PGAMs subsidiaries.

UniCredit S.p.A and PGAM are listed as Reporting Persons on this Schedule 13G due to their respective indirect and direct controlling relationship with PIM and the Additional PGAM Subsidiaries. The Reporting Persons disclaim beneficial ownership of the Shares except to the extent of their respective pecuniary interests therein, if any. The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are the beneficial owners of the Shares for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date Hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check here:

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

           Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company.

See Item 4.

Item 8.  Identification and Classification of Members of the Group.

         Inapplicable.

Item 9.  Notice of Dissolution of the Group.

         Inapplicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                  Date: June 25, 2009

                  Pioneer Global Asset Management S.p.A




                  By: /s/ Dario Frigerio
                  Name: Dario Frigerio
                  Title: CEO; Head of Asset Management Division


                  UniCredit S.p.A




                  By: /s/ Paolo Fiorentino
                  Name: Paolo Fiorentino
                  Title: Deputy CEO; Head of Global Banking Services Division


                  Pioneer Investment Management, Inc.




                  By: /s/ Teri W. Anderholm
                  Name: Teri W. Anderholm
                  Title: Chief Compliance Officer

                                     EXHIBIT

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on
Schedule 13G (including any and all amendments thereto) with respect to the Common Stock of AMAG Pharmaceuticals, Inc. and further agree to the filing of this agreement as an Exhibit thereto. Each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Date: June 25, 2009

Pioneer Global Asset Management S.p.A




By: /s/ Dario Frigerio
Name: Dario Frigerio
Title: CEO; Head of Asset Management Division



UniCredit S.p.A




By: /s/ Paolo Fiorentino
Name: Paolo Fiorentino
Title: Deputy CEO; Head of Global Banking Services Division



Pioneer Investment Management, Inc.




By: /s/ Teri W. Anderholm
Name: Teri W. Anderholm
Title: Chief Compliance Officer